Mail Stop 3010

August 18, 2009

Mr. David T. Nguyen
Treasurer and Controller
Santa Fe Financial Corporation
820 Moraga Drive
Los Angeles, CA 90049

> **Re:** **Santa Fe Financial Corporation**
> **Form 10-KSB for the fiscal year ended June 30, 2008**
> **File No. 0-06877**

Dear Mr. Nguyen:

We have reviewed your third response letter dated on July 21, 2009 and have the following additional comment. Where indicated, we think you should revise your document in response to this comment. If you disagree with our comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In our comment, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-KSB for the fiscal year ended June 30, 2008

Financial Statements

Notes to Consolidated Financial Statements

Note 1 – Business and Significant Accounting Policies and Practices

Minority Interest, page 40

1.   We note your response to our prior comment one. Based on your response it does not appear that the limited partners have a contractual obligation to fund the

accumulated deficit in Justice Enterprises, Inc. As such, we continue to believe these losses should be charged to the majority interest in accordance with paragraph 15 of ARB 51. Please revise your financial statements accordingly.

As appropriate, please respond to this comment within 10 business days or tell us when you will provide us with a response. Please submit a response letter with your amendment on EDGAR that keys your response to our comment and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your response to our comment.

You may contact Howard Efron, Staff Accountant, at (202) 551-3439 or me at (202) 551-3438 if you have questions regarding our comment on the financial statements and related matters.

Sincerely,

Robert Telewicz
Senior Staff Accountant